UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☒
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

ERA Mining Machinery Limited

(Name of Subject Company)

Not applicable.

(Translation of Subject Company’s Name into English (if applicable))

Cayman Islands

(Jurisdiction of Subject Company’s Incorporation or Organization)

Caterpillar Inc.

(Name of Person(s) Furnishing Form)

Ordinary Shares
Options to Subscribe for Ordinary Shares

(Title of Class of Subject Securities)

Not applicable.

(CUSIP Number of Class of Securities (if applicable))

Lee Jong-Dae

Executive Director

ERA Mining Machinery Limited

Unit 9B, 9th Floor, Shun Ho Tower

24-30 Ice House Street, Central

Hong Kong

+852 2521 0080

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

James B. Buda Senior Vice President and Chief Legal Officer Caterpillar Inc. 100 NE Adams Street Peoria, Illinois 60629, USA 309.675.1000	Kenneth A. K. Martin Freshfields Bruckhaus Deringer 11th Floor, Two Exchange Square 8 Connaught Place, Central Hong Kong +852 2846 3400

April 30, 2012

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.           Home Jurisdiction Documents

The following documents are attached as exhibits to this Form CB:

Exhibit No.	Document
99.1	Composite offer and response document in relation to the voluntary conditional offer, dated April 30, 2012
99.2	Form of Share Offer Acceptance
99.3	Form of Option Offer Acceptance
99.4	Joint Announcement relating to the dispatch of composite document in relation to the voluntary conditional offer, dated April 30, 2012

Item 2.           Informational Legends

The required legends have been included in prominent portions of Exhibit 99.1 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ James B. Buda
(Signature)

James B. Buda Senior Vice President and Chief Legal Officer Caterpillar Inc.
(Name and Title)

April 30, 2012
(Date)